The Korea Fund, Inc.
Stockholder Meeting Results
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A Special Meeting of Stockholders (the "Meeting") of The Korea Fund ("Fund") was
held on October 21, 1997, at the offices of Scudder Kemper Investments, Inc. (formerly Scudder Stevens & Clark, Inc.), 25th Floor, 345 Park Avenue (at 51st Street), New York, New York 10154. At the Meeting, as adjourned and reconvened, the following matters were voted upon by the stockholders (the resulting votes for each matter are presented below). With regard to these proposals, it was recommended that the Meeting be reconvened in order to provide stockholders with an additional opportunity to return their proxies. The date of the reconvened meeting at which the matters were decided is noted after the proposed matter.


1(A).   To approve the new Investment  Management,  Advisory and  Administration
        Agreement  between  the  Fund  and  Scudder  Kemper  Investments,   Inc.
        (Approved on October 22, 1997.)

                                Number of Votes:
            For            Against            Abstain        Broker Non-Votes*
         26,479,273        176,474             89,868                0



1(B). To approve the new Research and Advisory Agreement between the Fund's investment manager and Daewoo Capital Management Co., Ltd. (Approved on October 22, 1997.)

                                Number of Votes:
            For           Against            Abstain         Broker Non-Votes*
         26,470,572       188,819             86,224                 0



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*   Broker  non-votes are proxies  received by the Fund from brokers or nominees when the broker or nominee neither has received instructions from the beneficial owner or other persons entitled to vote nor has discretionary power to vote on a particular matter.